                     SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, DC 20549





                               SCHEDULE 13G/A




                       BENEFICIAL OWNERSHIP REPORTING


                           SBS TECHNOLOGIES, INC.




                                COMMON STOCK


                          CUSIP NUMBER 78687P-10-3


                              DECEMBER 31, 1997

                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                               SCHEDULE 13G/A



1)   Name of reporting person:                        ANDREW C. CRUCE

2)   Check the appropriate box if a member of a group

           a)    N/A
           b)    N/A


3)   SEC use only

4)   Citizenship or place of organization:            U.S.

     Number of shares beneficially owned by each reporting person with:

           5)    Sole voting power                               129,917
           6)    Shared voting power                                   0
           7)    Sole dispositive power                          129,917
           8)    Shared dispositive power                              0

9)   Aggregate amount beneficially owned:       129,917

10)  Check if the aggregate amount in Row 9 excludes certain shares  / /

11)  Percent of class represented by amount in Row 9:   2.31%

12)  Type of reporting person.   IN



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                     SECURITIES AND EXCHANGE COMMISSION

                               SCHEDULE 13G/A


Item 1   (a)   Name of issuer:  SBS Technologies, Inc.

               (b) 2400 Louisiana Blvd. NE, AFC Building 5, Suite 600, Albuquerque, NM 87110

Item 2   (a)   Name of person filing:               ANDREW C. CRUCE

               (b) Address: 2400 Louisiana Blvd. NE, AFC Bldg. 5, Ste.600, Albuquerque, NM 87110

               (c)   Citizenship:  U.S.

               (d)   Title of class of securities:  Common Stock

               (e)   CUSIP number:    78387P-10-3

Item 3   (a)   Broker or dealer registered under section 15 of the Act

                     N/A



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                     SECURITIES AND EXCHANGE COMMISSION

                               SCHEDULE 13G/A


Item 4   (a)   Amount beneficially owned:      129,917

               (b)   Percent of class:    2.31%

               (c)   Number of shares as to which such person has:

                     (i)     Sole power to vote or to direct the vote:   129,917
                     (ii)    Shared power to vote or to direct the vote:       0
                     (iii)   Sole power to dispose or to direct the
                             disposition of:                             129,917
                     (iv)    Shared power to dispose or to direct the
                             disposition of:                                   0

Item 5 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/.

Item 6   N/A

Item 7   N/A

Item 8   N/A

Item 9   N/A



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                     SECURITIES AND EXCHANGE COMMISSION

                               SCHEDULE 13G/A


Item 10  CERTIFICATION


By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



Date   3/30/98
     ----------------


Signature /s/ Andrew C. Cruce
          -----------------------------
                 Andrew C. Cruce


Title
      ----------------------------



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